# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOBAL INTERACTIVE TECHNOLOGIES, INC., CIK 0001911545
CUSIP: 411292204
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 160, Yeouiseo-ro, Yeongdeungpo-Gu, Seoul, Korea Republic Of (M5), 07231
Date of event which requires filing of this statement: 05/20/2025
Filed by CIK 0002062471
Persons authorized to receive notices and communications: Amy Xianglin Shi, c/o PixelArc LLC, 950 N Kings Rd Unit 218, West Hollywood, California (CA), 90069, 1-323-813-5589

## Reporting persons
- PixelArc LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 246,666; shared voting power 0; sole dispositive power 246,666; shared dispositive power 0; aggregate amount beneficially owned 246,666 (8.4% of the class)
- Amy Xianglin Shi (CIK 0002062471): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 259,166; shared voting power 0; sole dispositive power 259,166; shared dispositive power 0; aggregate amount beneficially owned 259,166 (8.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: GLOBAL INTERACTIVE TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 160, Yeouiseo-ro, Yeongdeungpo-Gu, Seoul, Korea Republic Of (M5), 07231

## Item 2. Identity and Background
Name of person filing: This statement is being filed by PixelArc LLC, a California limited liability company. The principal business of PixelArc is the development and management of television and film intellectual property. Amy Xianglin Shi is the CEO and control person of PixelArc LLC.
Residence or business address: During the last five years, neither PixelArc nor its principal officer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 20, 2025, PixelArc converted a $172,666 secured loan into 246,666 shares of Common Stock at a conversion price of $0.70 per share. No cash consideration was paid at the time of the transaction. The shares were issued pursuant to a debt conversion mechanism set forth in a security agreement between PixelArc and the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares were acquired pursuant to the conversion of a secured loan, following the issuer's decision to satisfy outstanding obligations through equity issuance under the terms of the security agreement. This was not part of any pre-arranged investment strategy. PixelArc's acceptance of equity, rather than pursuing other available remedies, reflected the limited options provided in the agreement and the circumstances at the time.

PixelArc did not acquire the shares with the purpose of influencing control of the Issuer and has no present plans or proposals that would relate to or result in:
(a) the acquisition or disposition of additional securities;
(b) a merger or reorganization;
(c) a sale or transfer of assets;
(d) a change in the present board or management;
(e) a material change in the Issuer's corporate structure or business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: PixelArc beneficially owns 246,666 shares of Common Stock of the Issuer, representing approximately 8.4% of the Issuer's outstanding shares, based on 2,940,402 shares outstanding as of May 20, 2025, immediately prior to the reporting person's acquisition.
Number of shares as to which each person has sole or shared power to vote or dispose: PixelArc has sole voting and dispositive power over all 246,666 shares.
Transactions in the class effected during the past sixty days: Other than the transaction described in Item 3, PixelArc has not effected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The 246,666 shares reported herein were acquired pursuant to a debt conversion under a security agreement entered into on April 8 2025. PixelArc retained the right to receive equivalent or superior terms in the event of future capital transactions by the Issuer, and may designate a non-voting observer to the Issuer's board so long as it holds at least 5% of the outstanding shares.

PixelArc LLC affirms that it is not acting, and has not acted, in concert with any other person or entity in connection with the acquisition or holding of the Issuer's securities. PixelArc expressly disclaims membership in any "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934. The shares held by PixelArc were acquired independently pursuant to the terms of a secured loan agreement and were not obtained as part of any coordinated plan or understanding with other shareholders.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Security Agreement dated April 8, 2025
Exhibit B - Debt Conversion Notice
Exhibit C - Joint Filing Agreement
Exhibit D - Covered Person Information

## Signatures
- PixelArc LLC: /s/ Amy Xianglin Shi, Amy Xianglin Shi (06/13/2025)
- Amy Xianglin Shi: /s/ Amy Xianglin Shi, Amy Xianglin Shi (06/13/2025)